JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE

BUILDING 12, SUITE 100

ATLANTA, GEORGIA 30328-6273

www.corplaw.net

RICHARD W. JONES	Telephone 770-804-0500
email: jones@corplaw.net	Facsimile 770-804-0509

June 14, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Officer of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC  20549

Attn:  Michael Killoy and David Plattner

Re: Bravo Multinational, Inc.

Schedule 14F-1

Filed May 17, 2023

File No. 005-84775

[J&H File No. 4044-0000]

Ladies & Gentlemen:

By letter dated May 24, 2023 the Staff  (the “Staff”) of the Securities and Exchange Commission (“Commission”) provided Bravo Multinational, Inc. (the “Company”) with comments to the Company’s filing on Schedule 14F-1 (“Comment Letter”).  This letter contains the Company’s response to the Staff’s Comment Letter as follows, below:

Schedule 14F-1 Filed May 17, 2023

General

1. The Company has contacted the shareholders listed in the Staff’s Comment Letter – i.e. TSMS, LLC, LA LA LA, LLC, WTFJ Investments, LLC, Richard Tavano and Paul Parliament. We have been informed by the parties noted above that they have now filed their Form 13Ds related to their ownership of the common stock of the Company.

We believe this is responsive to the Staff’s Comments. If this resolves the Staff’s Comments, please notify us and we will prepare a new Schedule 14F filing that will contain updated dates relating to the record date, etc.  If the Staff has additional comments or questions, please provide those to us at your earliest opportunity so that we may complete this filing.

Sincerely,

JONES & HALEY, P.C.,

For the Firm

By: /s/Richard W. Jones

       Richard W. Jones

RWJ:bas